Via Facsimile and U.S. Mail
Mail Stop 6010

April 30, 2007

Mr. Mark Tucker
Group Chief Executive
Prudential PLC
Laurence Pountney Hill
London EC4R 0HH
England

      Re: Prudential PLC
             Form 20-F for Fiscal Year Ended December 31, 2005
             File No. 1-15040

Dear Mr. Tucker:

      We have completed our review of your Form 20-F and have no further comments at this time.

      Sincerely,

      Jim B. Rosenberg
      Senior Assistant Chief
      Accountant